405 State Highway 121 Bypass
Building A, Suite 110
URANIUM RESOURCES, INC.	Lewisville, TX 75067
972.219.3330 Phone
972.219.3311 Fax

February 6, 2008

Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549-0405

Attention: H. Roger Schwall, Assistant Director

Re:	Uranium Resources, Inc.

Form 10-K/A for the Year Ended December 31, 2006
Form 10-Q for the Quarter ended September 30, 2007
File No. 0-001-33404

Dear Mr. Schwall:

I am in receipt of the Staff’s letter of comments dated December 31, 2007 (“Comment Letter”) to the above referenced filings.  For your convenience, we have set forth the original comments from the Comment Letter in bold typeface, and appearing below them are the Company’s responses.  Additionally, I am enclosing by hand delivery today marked and unmarked copies of the Form 10-K/A (in Word format) which include the proposed revisions in response to the Staff’s comments set forth below.

Comment #1:

We note that you renegotiated the terms of your sales contracts in March 2006.  Please discuss in your management discussion & analysis the expectation of sales and profitability under the renegotiated agreement.

Response #1:

In response to the Staff’s comment, the Company has revised its disclosure in both the “2006 Events” portion of its Business section and its “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section to reflect the expectation of sales and profitability under the renegotiated agreement.

Comment #2:

MD&A requires not only a “discussion” but also an “analysis” of known material trends, events, demands, commitments and uncertainties.  In this regard, MD&A should consist of more than a recitation of the financial statements in narrative form.  Rather, you should provide an analysis of the changes in your financial condition and results of operations.  In revising your discussion in this section, please refer to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.  See SEC Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm and Release No. 33-6835, http://www.sec.gov/rules/interp/33-6835.htm.

Response #2:

In response to the Staff’s comment, the Company has revised its “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section to further elaborate on the analysis of known material trends, events, demands, commitments and uncertainties.

Comment #3:

Please provide a more detailed discussion of liquidity and capital resources.  In this regard, although you disclose that you anticipate having sufficient operating capital to meet your cash flow needs during 2007, you have not provided any indication of the risk associated with a decrease in the price of, or demand for, uranium.  To the extent material, please revise your disclosure to discuss any trends, events or uncertainties if they are reasonably likely to have a material impact on your short-term or long-term liquidity.  See Section II.A.1. of Release 33-8056 for additional guidance.

Response #3:

In response to the Staff’s comment, the Company has revised the “Liquidity — Cash Sources and Uses for 2007” section disclosure to include additional discussion of any trends, events or uncertainties that may affect liquidity and capital resources.

Comment #4:

We note your disclosure of off-balance sheet arrangements.  Please disclose the information required by paragraph (a)(4)(i) of Item 303 of Regulation S-K to the extent necessary to an understanding of these arrangements.  We may have further comment.

Response #4:

In response to the Staff’s comment, the Company has revised the “Off Balance Sheet Arrangements” section to provide for the information required by paragraph (a)(4)(i) of Item 303 of Regulation S-K.

Comment #5:

We note disclosure in Note 6 [sic] to the financial statements regarding your contractual obligations.  In this regard, please provide the disclosure required by Items 303(a)(5) of Regulation S-K.

Response #5:

The Company’s only obligation under its sales contracts is to deliver ½ of its South Texas production (if any) to each of UG and ITOCHU.  If there is no production, the Company is not obligated to purchase pounds in the market to sell under the contract.  As a result, we do not believe applicable the table requirement of Item 303(a)(5) of Regulation S-K.

Comment #6:

Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements.  See Item 402(b)(1)(vi) of Regulation S-K.  For example, please identify the “core values” that are supported through the compensation program.  Also, clarify whether you review each element of compensation individually or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation.  Please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation.  See also Item 402(b)(1)(v) of Regulation S-K.

Response #6:

In response to the Staff’s comment, the Company has revised its discussion of Executive Compensation to include a more thorough discussion and analysis regarding its overall compensation program, including further discussion and analysis of (i) objectives, (ii) the impact of objectives on the elements of the compensation program, (iii) a collective analysis of the elements, and (iv) determination of specific compensation awards.

Comment #7:

Please provide further analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006.  For example, while you disclose at page 40 that compensation should be tied to certain performance goals, you provide little, if any, analysis of how executives are compensated based on achieving these performance goals.  Please provide a description of the specific levels of achievement of each named executive officer relative to the performance goals as well as any additional information pertaining to each individual’s performance that the Committee considered in determining specific payout levels for 2006.  Please provide sufficient quantitative and qualitative analysis of the factors the Committee considered in making specific compensation awards.  See Item 402(b)(1)(v) of Regulation S-K.

Response #7:

In response to the Staff’s comment, the Company has revised its discussion of Executive Compensation to provide further analysis on the particular levels and forms of achievements and compensation of each named executive officer.

Comment #8:

We direct you to Release 8732A, Section II.B.1.  As noted therein, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers.  For example, we note the hiring of Mr. Clark as Chief Operating Officer in June 2006.  Please provide an explanation of the material terms of the compensation package negotiated with him.  Additionally, please explain the distinctions in compensation type and amount awarded to Messrs. Clark and Willmott in order to facilitate an understanding of the material differences in the amount of compensation awarded to these officers during fiscal 2006.  In this regard, we note the absence of any discussion of the options awarded to Mr. Clark in your disclosure.

Response #8:

In response to the Staff’s comment, the Company has revised its discussion of Executive Compensation to include a more thorough analysis on the material differences in compensation policies with respect to individual named officers.  In particular, the Company has added specific disclosure of the compensation of Mr. Clark and Mr. Willmott, including a discussion of the options awarded to Mr. Clark upon his hiring.

Comment #9:

You disclose that the company has financial and non-financial goals and objectives that the compensation committee considers when determining the compensation of your senior executive officers.  You further indicate that a large portion of compensation should be incentive compensation which is calculated based “primarily on financial measures of profitability and stockholder value creation.”  Please identify the financial and non-financial goals or targets established for fiscal 2006 that were used to determine your named executive officers’ incentive compensation.  To the extent you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.  Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response #9:

In response to the Staff’s comment, the Company has revised its discussion of Executive Compensation to further elaborate on financial and non-financial goals and targets.

Comment #10:

In future filings, please provide the full disclosure required by Item 407(e) (3) (iii) of Regulation S-K regarding the engagement of GK Partners or any other consultants engaged by the committee.  For example, we note your disclosure does not include a description of the scope of the consultant’s assignment or the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement.

Response #10:

In response to the Staff’s comment, the Company has revised and will include in all future filings the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K.

Comment #11:

We note that the base salaries of your executive officers are determined in comparison with salaries payable at comparable uranium industry companies.  Please identify the peer group of comparator companies.  See generally Item 402(b)(2)(xiv) of Regulation S-K.

Response #11:

In response to the Staff’s comment, the Company has revised its discussion of Executive Compensation to include a listing of the comparable uranium industry companies utilized by the Company’s compensation committee.

Comment #12:

Please specify how each element of compensation relates to the data you analyzed from comparator companies.  For example, disclose where you target each element of compensation against the peer group of comparator companies and where actual payments fall within targeted parameters.  To the extent actual compensation fell outside a targeted percentile range, please explain why.  See Item 402(b)(1)(v) of Regulation S-K.

Response #12:

In response to the Staff’s comment, the Company has revised its discussion of Executive Compensation to include additional disclosure of how the Company’s compensation committee utilizes the compensation information obtained from comparable uranium industry companies.

Comment #13:

You disclose that options are granted “periodically.”  Please clarify the timing of equity awards and whether the company has adopted a policy regarding the granting of equity securities when in possession of material non-public information.  See Release 33-8732A at II.A.2.b.i.

Response #13:

In response to the Staff’s comment, the Company has revised its discussion of Executive Compensation to further discuss the timing of equity awards.  The Company has no formal policy regarding the granting of equity securities when in possession of material non-public information, but it has been its practice not to do so.

Comment #14:

Pursuant to Instruction 1 to Items 402(c)(v) and (vi) of Regulation S-K, please include a footnote disclosing all assumptions made by reference to a discussion of such assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis.

Response #14:

In response to the Staff’s comment, the Company has included footnotes disclosing all assumptions made by reference to the discussion of such assumptions in its financial statements and footnotes to the financial statements.

Comment #15:

Please describe and explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the compensation agreements, Also, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.  See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K.

Response #15:

In response to the Staff’s comments, the Company has included a more thorough discussion of its compensation agreements.

Comment #16:

Include a footnote describing all assumptions made in the valuation of the option awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K.  See the Instruction to Item 402(k), indicating that the Instruction to 402(c)(2)(v) and (vi) applies equally to Item 402(k).

Response #16:

In response to the Staff’s comment, the Company has included footnotes disclosing all assumptions made in the valuation of the option awards granted to its directors by reference to the discussion of such assumptions in its financial statements.

Comment #17:

Disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of those directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv).

Response #17:

In response to the Staff’s comment, the Company has clarified its disclosure to more clearly reference the aggregate number of option awards outstanding at fiscal year end held by each of its directors.

Comment #18:

Please provide the attestation of the compensation committee as required by Item 407(e)(5) of Regulation S-K.

Response #18:

In response to the Staff’s comment, the attestation of the compensation committee will be included in this, and all future filings requiring such attestation.

Comment #19:

We refer you to Note 7 to the financial statements in which you disclose a series of related party transactions.  Please provide all of the disclosure required by Item 404 of Regulation S-K.

Response #19:

In response to the Staff’s comment, the Company has revised Note 7 to include all items required by Item 404 of Regulation S-K.

Comment #20:

Although you identify the independent directors of the audit and compensation committees, you have not provided all of the disclosure required by Item 407(a) of Regulation S-K.  Please revise to specify each independent director who sits on your board and the disclosure required by paragraphs (a)(2) and (a)(3) of Item 407.

Response #20:

In response to the Staff’s comment, the Company has revised its disclosure to specify each independent director who sits on the board of directors and to further provide the information required by Item 407 of Regulation S-K.

Comment #21:

We note that you report a $12 million payment as derivative settlement in investing activities.  As this amount relates to your sales contracts, please explain how this qualifies as an investing cash outflow, as defined in paragraphs 15 and 17 of SFAS 95.

Response #21:

URI entered into uranium sales contracts in 2003 and 2004 with UG U.S.A. and ITOCHU Corporation respectively.  The Company entered into these contracts to secure minimum prices for its future production.

In March 2006, URI entered into a new contract with ITOCHU and a new contract with UG U.S.A. that supersede the existing contracts. The terms and conditions of the amended and modified contracts with both UG U.S.A. and ITOCHU were of a significant, dramatic and substantial nature.  Such modified terms include elimination of fixed quantity delivery requirements, pricing and the term of the contracts.  Such modifications are so pervasive that they represent completely different terms and are deemed tantamount to entering into new agreements.  In accordance with paragraph 14, footnote 4 of SFAS 95, the $12 million cash payment was determined to be analogous to the settlement of a futures contract based on the sales contract qualifying as a derivative per guidance in SFAS 133.  Our purpose for entering into the contract, to assure ourselves a minimum price for projected future production, is consistent with a future type contract.  Since each of the two sales contracts were not entered into as, and did not qualify as a cash flow hedge, they could not be included in the operating section of the cash flow statement.  In addition, these sales contracts did not contain any financing elements which precluded their inclusion in the financing section of the cash flow statement. Since the payment did not meet the qualifications for treatment as either an operating or financing activity and the significant elements of the contracts were consistent with a futures type contract treatment of the payment to terminate the contract was appropriate as an investing activity pursuant to paragraphs 15 and 17 under SFAS 95.

Guidance in paragraph 14 and footnote 4 of FAS 95 provides that “[a] statement of cash flows shall classify cash receipts and cash payments as resulting from investing, financing, or operating activities …” and “[g]enerally, each cash receipt or payment is to be classified according to its nature without regard to whether it stems from an item intended as a hedge of another item.  For example, the proceeds of a borrowing are a financing cash inflow even though the debt is intended as a hedge of an investment, and the purchase or sale of a futures contract is an investing activity even though the contract is intended as a hedge of a firm commitment to purchase inventory.”

Comment #22:

We note your accounting policy for development costs, indicating that these costs, plus financing, salary and related overhead costs, are capitalized.  However, it does not appear that you report proven or probable reserves, as defined by Industry Guide 7.  Please note that such costs incurred prior to establishing reserves are generally characterized as exploration costs, rather than development costs, and are expensed as incurred under US GAAP.  Development costs generally relate to constructing the infrastructure necessary to extract reserves and to prepare a mine for production.  These may be capitalized after the establishment of commercially minable reserves, as defined in Industry Guide 7.  Tell us the extent to which costs you have capitalized would be characterized as exploration costs under this approach.  Please submit the revisions you would propose to clarify how your policy compares to this guidance and provide any additional information that you believe would support the methodology presently reflected in your financial statements.

Response #22:

The nature of our historical activities, discovering, developing and mining uranium using the in situ recovery method have been driven by exploration activities that involve relatively small expenditures.  The main source of our exploration information has been derived from the acquisition, review and analysis of drilling data and logs created by previous operators, typically the uranium exploration divisions of large oil and/or gas companies.  The expenditures related to these “exploration” activities have not been material on a year—by-year basis.  Similarly, the timing required for our technical staff to determine if the area under review contained an ore body which was of sufficient size, grade and quality to establish whether such ore body was feasible as a commercially mineable uranium deposit was a relatively short time period.  As a result, the “exploration” phase of most all potential projects is minimal.  Once the determination is made whether a project either does or does not contain a commercially mineable uranium deposit, the Company has expensed the costs for those projects that do not meet the criteria of commercially mineable and capitalized those which have.

After the determination that a deposit contains a commercially mineable uranium deposit, the Company would typically begin the licensing, permitting and regulatory development phase to bring such project into production.  Those costs incurred to bring the deposit into production, including the aforementioned licensing and permitting costs and costs to drill delineation holes, would be capitalized to the project.  Delineation holes are drilled to better define the specific characteristics of the ore body, primarily to determine the specific geometry of the ore trend and for planning the wellfield patterns whereby the ore body would be mined.  All of these activities are undertaken after the identification of a commercially mineable uranium deposit and as a part of the development process to bring the project into production.  As a result, these expenditures are capitalized as part of the development process and depleted over the estimated recoverable pounds to be produced.

Comment #23:

We note that your policy for depreciation and depletion is based on each projects pounds of recoverable uranium, also considering the estimated production life of your uranium, reserves.  Please disclose how you determined the amounts of recoverable uranium and estimated production life of the uranium reserves.  If you do have reserves, these should be disclosed elsewhere in the filing.  Otherwise, you should replace references to reserves in your policy note and explain how the estimates utilized provide a reliable means of calculating depreciation and depletion.

Response #23:

Footnote 2 to the Financial Statements has been revised to disclose the Company’s method for determining recoverable reserves and estimated life, and we have disclosed in the body of the report the proven reserves we estimate to be in place at our Kingsville Dome and Vasquez properties as of December 31, 2006.

Comment #24:

We note that you deliver uranium to third-party conversion facilities and that these converters warehouse your uranium and transfer title to your customers upon instructions supplied by you.  Please disclose who bears the risk of loss while uranium is held at these third-party converters, both prior to and after recording the sale but before delivery of the converted product to your customers.

Response #24:

In response to the Staff’s comment, the Company has revised its disclosure to reflect that the Company generally bears the risk of loss while its uranium is held at the converter prior to its sale and that upon recording the sale, the risk of loss passes to its customers.

Comment #25:

We note your policy on evaluation of long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  Tell us how you evaluated your properties during 2005, given your disclosure on page 1 stating that your cost of production exceeded the sales price and that you lost money on each pound sold as discussed on page one.

Response #25:

The Company’s process of evaluating its uranium properties for impairment includes comparing the carrying amount of each uranium property on a project-by-project basis and comparing the carrying value to the undiscounted net cash flow projected to be generated over the remaining life of the project.

The estimated net cash flows from each project were determined by using the project’s estimated full production and economic cycle, including future production from existing and projected wellfields, currently planned and future cash outlays related to operations and development activities required to bring on future production and projected restoration and reclamation costs required to restore and reclaim each project in compliance with our operating licenses and permits.  The future projected cash receipts were estimated using the Company’s existing contractual obligations for UG USA and ITOCHU and for production beyond our UG USA and ITOCHU production obligations.  The most current uranium market price was utilized for projected production to be sold that exceeded our existing delivery requirements.

The substantial increases in market price that occurred in 2005 and continued in 2006 when applied to the production remaining after our delivery requirements under our existing sales contracts were satisfied resulted in an estimated net cash flow for each project which exceeded their net carrying value at December 31, 2005.

Comment #26:

We note that you entered into a new contract with Itochu and UG that supersede the previously existing sales contracts.  We note that you paid $12 million to UG to amend its previously existing contract.  However, you entered into a joint venture with Itochu to develop your Churchrock property as a concession to amending the sales contract.  We note that the price you receive from sales to Itochu is dependent on the continuation of the joint venture or the original contract terms are reinstated.  Please disclose how you have considered or reflected these terms in your accounting for the new contract.  We also note that the amendments to these contracts resulted in a gain on derivatives recorded in your statement of operations of $34.8 million in 2006.  Tell us your rationale for recognizing the gain immediately, given that the terms under which uranium is to be sold under the new contract include a discount from market value.

Response #26:

BACKGROUND:

URI entered into uranium sales contracts in 2003 and 2004 with UG U.S.A. and ITOCHU Corporation respectively.  The Company determined that terms and conditions contained in each of these sales contracts required that the contracts met the definition of derivative financial instruments for financial statement reporting purposes, and as a result required that they be accounted for on URI’s balance sheet at fair value.  Changes in the fair value of such derivatives recorded on the balance sheet are recorded in the consolidated statements of operations in current earnings as they occur.  Such changes in the Company’s derivatives represented non-cash charges to earnings for the present value of the loss the Company would incur in the event it would be required to purchase uranium in the spot market to satisfy the deliveries under both of its long-term uranium sales contracts.

In March 2006, URI entered into a new contract with ITOCHU and a new contract with UG U.S.A. that supersede the existing contracts.  Each of the new contracts calls for delivery of one-half of our actual production from our Vasquez property and other properties in Texas currently owned or hereafter acquired by the Company (excluding certain large potential exploration plays).

A summary of the terms and conditions of URI’s sales contracts before and after modification are as follows to provide a basis in determining if their amendment represents terms that are “substantially different.”

Prior to March 2006, the Company was obligated to deliver an aggregate of 600,000 pounds to UG U.S.A. and ITOCHU in each of the years 2005 through 2008, and the buyer had the right to increase or decrease those deliveries by 15%.  The average price for such deliveries was $17.95 in 2005 and was anticipated to have been $14.58 per pound in 2006.  Two other contracts with these buyers called for aggregate deliveries of 645,000 pounds by December 31, 2007 priced at the spot price at the time of delivery less an average of $3.80 per pound.

In March 2006 we entered into a new contract with ITOCHU and a new contract with UG that supersede the existing contracts.  Each of the new contracts calls for delivery of one-half of our actual production from our Vasquez property and other properties in Texas currently owned or hereafter acquired by the Company (excluding certain large potential exploration plays).

The ITOCHU Contract.  Under the ITOCHU contract all production from URI’s South Texas  properties will be sold at a price equal to the average spot price less a discount, with a floor $37 and a ceiling ranging form $43-$46.50.  Additional revenue upside exists for sales prices over $43 and over $50.  The floor and ceiling and sharing arrangement over the ceiling applies to 3.65 million pounds of deliveries, after which there is no floor or ceiling.  ITOCHU has the right to cancel any deliveries on six-month’s notice.

The ITOCHU contract also carries a condition that as a result of certain actions initiated by ITOCHU with regards to a joint venture with URI, the future price for uranium sales is reduced by $2.10 per pound and in the event that URI chooses not to pursue the joint venture that the terms of the original contract are reinstated.

The UG Contract.  Under the UG contract all production from the Vasquez property and other Texas production will be sold at a price equal to the month-end long-term contract price less a discount (i) 600,000 pounds have been sold in a particular delivery year and (ii) an aggregate of 3 million pounds of Uranium has been sold.  After the 600,000 pounds in any year and 3 million pounds total have been sold, UG will have a right of first refusal to purchase other Texas production at a price equal to the average spot price for a period prior to the date of delivery less 4%.  In consideration of UG’s agreement to restructure its previously existing contract, we have agreed to pay UG $12 million in cash.

CONCLUSION:

The terms and conditions of the amended and modified contracts with both UG U.S.A. and ITOCHU are of a significant, dramatic and substantial nature.  Such modified terms include delivery quantities, pricing and the term of the contracts and such modifications are so pervasive that they represent essentially different terms and are deemed tantamount to entering into new agreements.  Such determination requires that the liability related to the sales contracts being accounted for as derivative financial instruments be evaluated as a gain or loss on their termination similar to the gain or loss attributable the extinguishment of a debt instrument.  The treatment of the gain/loss of the extinguishment of a debt instrument calls for such gain or loss to be measured and recorded at the date of such extinguishment.

In determining the gain or loss on URI’s derivatives the liability balance recorded under “Unrealized Loss on Derivatives” at December 31, 2005 of approximately $46.8 million was evaluated in connection with the consideration given and the difference to be recorded as a “Gain on Derivatives.”  The measurable consideration under the contract amendments is represented by the $12 million paid under the UG U.S.A. contract.  No additional consideration is identified related to these contract changes.  As a result, URI realized a gain of approximately $34.8 million related to the “Gain on Derivatives” related to the transaction.

With respect to the conditions under the ITOCHU contract, whereby future uranium sales may be reduced by $2.10 per pound (if ITOCHU takes action) or the previous contract terms are reinstated (if URI takes action) we recognized that such action taken by ITOCHU could result in an additional future discount and determined that in this event the impact would be accounted for on a prospective basis.  In the event of action by URI which could reinstate the terms and conditions of the previous contracts, it was determined that the likelihood of this occurrence was far less than remote, was under the control of URI and, therefore, was not deemed necessary in the determination for the timing of the recognition of the “Gain on Derivatives” in 2006.

Each of the modified contracts with both UG U.S.A. and ITOCHU has as their basis, the principle that URI will deliver to each customer 50% of its South Texas uranium production.  URI is not required to satisfy any delivery requirements beyond its own production.  As a result URI does not have a minimum notional amount requirement under these contracts.  Absent such characteristic these contracts fail to meet all of the tests necessary for classification of derivatives and, therefore, will not require such accounting treatment.  This change in characteristics is the primary reason for the requirement to make the accounting change from the “Loss from Derivatives” recorded at 12/31/05 to record the complete impact on the “Gain on Derivatives” in 2006.

Comment #27:

Item 601(b)(31)(i) of Regulation S-K requires you to provide the certifications exactly as set forth in that Item.  In both certifications that you include as exhibits to this filing, you omit the word “accepted” in paragraph 4(c) [sic] and the words “or not” in paragraph 5(b).  Ensure that you comply with Item 601(b)(31)(i) in all subsequent certifications.

Response #27:

In response to the Staff’s comment, the Company will ensure that this, and all future filings, as required, will include the certifications in paragraphs 4(b) and 5(b) exactly as set forth in Item 601 of Regulation S-K.

Comment #28:

We note that you present total operating, depreciation and production costs, also direct costs of uranium production, all which differ from the corresponding amounts reported in your statements of operations.  As these appear to represent non-GAAP measures, please include the disclosures required by Item 10(e) of Regulation S-K.

Response #28:

In response to the Staff’s comment, the Company proposes to include the disclosure required by Item 10(e) of Regulation S-K in all future filings.

Comment #29:

Please being using your new file number 001-33404 on the cover of your reports, which replaced 000-17171 upon filing your Form 8-A registration statement on April 11, 2007.

Response #29:

In response to the Staff’s comment, the Company will use its new file number on all future filings.

Comment #30:

We note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources on your website.  As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7.  These generally differ from measurement systems that guide the estimation of resources.  If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

“Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this web site, such as “reserves,” “resources,” “geologic resources,” “proven,” “probable,” “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 10-KSB.  You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml.”

Response #30:

In response to the Staff’s comment, the Company will remove the references to reserve measures other than those recognized by the SEC.

Comment #31:

Mineralized material or deposit is a mineralized body which has been delineated by appropriate drilling and/or underground sampling to establish continuity and support an estimate of tonnage and an average grade of the selected metal(s).  Under Industry Guide 7, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries, and other factors concludes economic and legal feasibility.  Mineralized material should only be reported as an “in place” tonnage and grade, and should not be disclosed as units of product, such as ounces of gold, or pounds of uranium.  Please revise your disclosures to comply with this guidance.

Response #31:

In response to the Staff’s comment, and as confirmed by Mr. George K. Schuler, the Company has added additional disclosure of “in place” tonnage and grade” and will also continue to disclose mineralized material in units of product.  The Company will furnish to Mr. Schuler as supplemental information the reports of Behre Dolbear relating to thereto.

Comment #32:

The disclosure in your filing gives the impression that the current status of your operations is either preparing for mineral production or in mineral production.  Without proven or probable reserves, as defined by Industry Guide 7(a)(1), you would generally be characterized as an exploration stage enterprise, as defined by Industry Guide 7(a)(4)(i).  If you are not able to report reserves, you should add prominent disclosure emphasizing the uncertain nature of your business.  Under these circumstances, please also address the following points.

•                  Please revise the disclosure to ensure that investors are not misguided as to the actual stage of mineral-related activity.  State clearly that the company is currently engaged in mineral exportation activities, that it is the exploration stage, and that any revenues reported are incidental to these activities.

•                  Please revise all references in the document using the terms “mining” or “mining operations,” or otherwise implying stable mineral production, such as “operations,” to similarly clarify that you are engaged in “mineral exploration.”

Response #32:

We have revised the table of mineralized material to include a disclosure of our estimated reserves in South Texas at the Kingsville Dome and Vasquez properties as of December 31, 2006.

Comment #33

Please disclose your reserves for your operating properties i.e. the Vasquez, Kingsville Dome and Rosita properties, or otherwise clarify if you have no reserves.

Response #33:

We have revised the table of mineralized material to include a disclosure of our estimated reserves in South Texas at the Kingsville Dome and Vasquez properties as of December 31, 2006.  We are not yet in a position to assign reserves to the Rosita property.

Comment #34:

Please insert a small-scale map showing the location and access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K.  Please note that SEC’s EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet.  For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900.  We believe the guidance in Instruction 3(B) of Item 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•                  A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•                  A graphical bar scale should be included.  Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•                  A north arrow.

•                  An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•                  A title of the map or drawing, and the date on which it was drawn.

•                  In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response #34:

In response to the Staff’s comments, the Company has included small-scale map showing the location and access to each property.

Comment #35:

Please disclose the following information for each of your properties:

•                  The nature of the company’s ownership or interest in the property.

•                  A description of all interests in the properties, including the terms of all underlying agreements.

•                  An indication of whether the mining claims are State or Federal claims.

•                  Certain identifying information, such as the property names, claim numbers, grant numbers, and dates of recording and expiration; sufficient to enable the claims to be distinguished from other claims that may exist in the area.

•                  The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

•                  The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response #35:

In response to the Staff’s comments, the Company has revised its disclosure relating to its properties.

Comment #36:

Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading.  For any properties identified which are not material, include a statement to that effect, clarifying your intentions.  For each material property, include the following information:

•                  The location and means of access to the property, including the mode of transportation utilized to and from the property.

•                  Any conditions that must be met in order to obtain or retain title to the property.

•                  A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•                  A description of any work completed on the property and its present condition.

•                  The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•                  A description of equipment, infrastructure, and other facilities.

•                  The current state of exploration of the property.

•                  The total costs incurred to date and all planned future costs.

•                  The source of power and water that can be utilized at the property.

•                  If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:  www.sec.gov/about/forms/industryguides.pdf.

Response #36:

In response to the Staff’s comments, the Company has revised its disclosure relating to its properties.

                In addition, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures contained in the Form 10-K/A for the year ended December 31, 2006 and the Form 10-Q for the Quarter ended September 30, 2007 (collectively the “Filings”).

We further acknowledge that staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the Filings.

We also acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                An amendment to the Form 10-K/A in Edgar will be filed upon finalization of the responses to the Staff’s comments.  This letter is being filed in Edgar today and copies of this letter together with the proposed amendment to the Form 10-K/A are being delivered tomorrow by overnight delivery and are being emailed today to Messrs. Schwall, Mohammed, Hiller, Schuler and Donahue and also to Ms. Duru.  Should you have any questions regarding the responses, please contact the undersigned at (972) 219-3330.

Sincerely,

/s/ Thomas H. Ehrlich
Thomas H. Ehrlich
Vice President and Chief Financial Officer

cc:	Messrs. Mohammed, Hiller, Schuler and Donahue
Ms. Duru